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                                                                      EXHIBIT 20



COLUMBIA/HCA
Healthcare Corporation

                                                    NEWS
================================================================================
                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT                                    MEDIA CONTACT
Mark Kimbrough:  615-344-2688                       Jeff Prescott:  615-344-5708


                        COLUMBIA/HCA REPORTS 1999 RESULTS
        EPS FROM CONTINUING OPERATIONS OF $1.30 IN 1999 VS $.91 IN 1998
                          EXCLUDING NON-RECURRING ITEMS


           SAME-FACILITY NET REVENUES INCREASE 7.2% IN FOURTH QUARTER

NASHVILLE, TENN., FEBRUARY 14, 2000 - Columbia/HCA Healthcare Corporation (NYSE:
COL) today announced operating results for the year and fourth quarter ended December 31, 1999.

 "The past year has seen this organization capitalize on our strengths by putting into place solid operational strategies and focusing on our local hospitals," stated Thomas F. Frist, Jr., M.D., Chairman and Chief Executive Officer of Columbia/HCA. "Through a realignment that brings decision making and leadership back to our communities, we have begun to realize our shared culture, a common vision of caring, compassion and quality care."

         For the year ended December 31, 1999, revenues from continuing operations totaled $16.7 billion compared with $18.7 billion for 1998. This decline reflects the sale or spin-off to shareholders of approximately 85 hospitals and more than 20 ambulatory surgery centers since December 31, 1998. Net income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, totaled $767 million or $1.30 per diluted share in 1999 compared to $590 million or $0.91 per diluted share for 1998. Net income totaled $657 million or $1.11 per diluted share for 1999 versus net income of $379 million or $0.59 per diluted share for 1998.



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

         Excluding acquisition related goodwill charges, net income from continuing operations (excluding gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs) was $850 million or $1.45 per diluted share in 1999 compared to $682 million or $1.05 per diluted share for 1998, a 38 percent increase from the prior year.

         During 1999, the Company sold 24 hospitals, 4 surgery centers and certain other non-core assets resulting in a pretax gain of $297 million ($164 million net of tax), or $0.28 per diluted share. The Company also recorded asset impairment charges of approximately $220 million ($194 million net of tax), or $0.33 per diluted share during 1999. Cash proceeds from asset sales during 1999 totaled approximately $945 million before tax.

         For the fourth quarter ended December 31, 1999, revenues from continuing operations totaled $3.9 billion compared to $4.4 billion in the fourth quarter of 1998. Net income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, totaled $159 million or $0.28 per diluted share for the fourth quarter of 1999 compared to net income of $27 million or $0.04 per diluted share during the fourth quarter of 1998. Net income for the fourth quarter of 1999 totaled $91 million or $0.16 per diluted share compared to a net loss of ($42) million or ($0.06) per diluted share in the fourth quarter of 1998.

         During the fourth quarter of 1999, the Company sold 6 hospitals and certain other non-core assets for approximately $79 million, resulting in a pretax gain of $40 million ($13 million net of tax), or $0.02 per diluted share. Asset impairment charges were recorded during the fourth quarter of 1999 resulting in a charge of $60 million ($63 million net of tax), or $0.11 per diluted share.

         For the year 1999, same facility admissions at the Company's hospitals increased by 2.7 percent while same facility revenues increased 5.3 percent. During the fourth quarter of 1999, same facility admissions increased by 3.9 percent and same facility revenues increased 7.2 percent.




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


         As of December 31, 1999, the Company operated 207 hospitals and 83 ambulatory surgery centers (including 12 hospitals and 3 ASCs owned through equity joint ventures), compared to 305 hospitals and 107 ambulatory surgery centers (including 24 hospitals and 5 ASCs owned through equity joint ventures) as of December 31, 1998.

         At December 31, 1999, the Company's balance sheet reflected total debt of approximately $6.4 billion, stockholders equity of $5.6 billion and total assets of $16.9 billion. Capital expenditures for 1999 totaled $1.3 billion. The Company's total debt-to-capital ratio was 50 percent at year end 1999 compared to 51 percent at September 30, 1999 and 45 percent at December 31, 1998.

         On May 11, 1999, the Company completed the tax-free spin-offs to Columbia/HCA shareholders of LifePoint Hospitals, Inc. (NASD: LPNT) and Triad Hospitals, Inc. (NASD: TRIH). Columbia/HCA received approximately $900 million from the spin-off of the 57 hospitals.

         During 1999, the Company repurchased 81 million shares of its common stock at a total cost of approximately $2 billion. In addition, the Company's $1 billion share repurchase program, authorized in November 1999, was completed in February 2000. Approximately 34.4 million shares have been purchased at an average cost of approximately $29 per share. The majority of these shares were purchased by certain financial organizations through a series of forward purchase contracts. In accordance with the terms of the forward purchase contracts, the shares purchased remain issued and outstanding until the forward purchase contracts are settled by the Company.

         Several factors continued to affect the Company's financial results during the fourth quarter and full year 1999. These factors include - reduced Medicare reimbursement mandated by the Balanced Budget Act of 1997 and changes in Medicare outlier payments which reduced Medicare payments to the Company's healthcare facilities by approximately $18 million during the fourth quarter of 1999 and approximately $124 million for the year 1999; and increased supply expense due to the increasing costs of new technology and pharmaceuticals.



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

         The Company estimates that its Medicare reimbursement in 2000 will be reduced by approximately $40-$45 million from the previous year due to continuing provisions of the Balanced Budget Act of 1997 and changes in Medicare outlier payments.

                                      * * *

This press release contains forward-looking statements based on current management expectations. Numerous risks, uncertainties and other factors including: (i) the outcome of the known and unknown governmental investigations and litigation involving the Company's business practices, (ii) possible changes in the Medicare program that may further limit reimbursements to health care providers and insurers, (iii) the complexity of integrated computer systems and the success and expense of the remediation efforts of the Company and relevant third parties in achieving Year 2000 readiness, and (iv) the ability to enter into managed care provider arrangements on acceptable terms, and those detailed from time-to-time in the Company's filings with the Securities and Exchange Commission, may cause results to differ materially from those anticipated in the forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company" and "Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.






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
                       COLUMBIA/HCA HEALTHCARE CORPORATION
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                 (Dollars in millions, except per share amounts)

                                                                                                           FOR THE TWELVE MONTHS
                                                                                       FOURTH QUARTER        ENDED DECEMBER 31,
                                                                                   ---------------------   ---------------------
                                                                                     1999        1998        1999        1998
                                                                                   ---------   ---------   ---------   ---------
Revenues ........................................................................  $   3,942   $   4,420   $  16,657   $  18,681

EBITDA (a) ......................................................................  $     649   $     489   $   2,888   $   2,868

Net income (loss):
       Income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and
           investigation related costs ..........................................  $     159   $      27   $     767   $     590
       Gains on sales of facilities (net of tax) ................................         13         123         164         365
       Impairment of long-lived assets (net of tax) .............................        (63)       (152)       (194)       (349)
       Restructuring of operations and investigation related costs  (net of tax)         (18)        (21)        (80)        (74)
       Discontinued operations:
           Loss from operations of discontinued businesses (net of tax) .........         --         (19)         --         (80)
           Loss on disposal of discontinued businesses (net of tax) .............         --          --          --         (73)
                                                                                   ---------------------   ---------------------
       Net income (loss) ........................................................  $      91   ($     42)  $     657   $     379
                                                                                   =====================   =====================
Diluted earnings (loss) per share:
       Income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and
           investigation related costs ..........................................  $    0.28   $    0.04   $    1.30   $    0.91
       Gains on sales of facilities .............................................       0.02        0.19        0.28        0.56
       Impairment of long-lived assets ..........................................      (0.11)      (0.23)      (0.33)      (0.54)
       Restructuring of operations and investigation related costs ..............      (0.03)      (0.04)      (0.14)      (0.11)
       Discontinued operations:
           Loss from operations of discontinued businesses ......................         --       (0.02)         --       (0.12)
           Loss on disposal of discontinued businesses ..........................         --          --          --       (0.11)
       Net income (loss) ........................................................  $    0.16   ($   0.06)  $    1.11   $    0.59
                                                                                   =====================   =====================
Shares used in computing diluted earnings per share (000) .......................    568,589     644,387     591,029     646,649

-------------------------------------


(a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes.



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




                       COLUMBIA/HCA HEALTHCARE CORPORATION
                         CONSOLIDATED INCOME STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                 1999                    1998
                                                                       -----------------------    ---------------------
                                                                          AMOUNT         RATIO      AMOUNT       RATIO

Revenues ............................................................  $    16,657       100.0%   $   18,681      100.0%

Salaries and benefits ...............................................        6,749        40.5         7,811       41.8
Supplies ............................................................        2,645        15.9         2,901       15.5
Other operating expenses ............................................        3,196        19.2         3,771       20.2
Provision for doubtful accounts .....................................        1,269         7.6         1,442        7.7
Equity in earnings of affiliates ....................................          (90)       (0.5)         (112)      (0.6)
                                                                       -----------------------    ---------------------
                                                                            13,769        82.7        15,813       84.6
                                                                       -----------------------    ---------------------
    EBITDA ..........................................................        2,888        17.3         2,868       15.4

Depreciation and amortization .......................................        1,094         6.6         1,247        6.7
Interest expense ....................................................          471         2.8           561        3.0
Gains on sales of facilities ........................................         (297)       (1.8)         (744)      (4.0)
Impairment of long-lived assets .....................................          220         1.3           542        2.9
Restructuring of operations and investigation related costs .........          116         0.7           111        0.6
                                                                       -----------------------    ---------------------
Income from continuing operations before minority interests
    and income taxes ................................................        1,284         7.7         1,151        6.2

Minority interests in earnings of consolidated entities .............           57         0.3            70        0.4
                                                                       -----------------------    ---------------------
Income from continuing operations before income taxes ...............        1,227         7.4         1,081        5.8

Provision for income taxes ..........................................          570         3.5           549        3.0
                                                                       -----------------------    ---------------------
Income from continuing operations ...................................          657         3.9           532        2.8

Discontinued operations:

     Loss from operations of discontinued businesses
          (net of tax benefit) ......................................           --          --           (80)      (0.4)
     Loss on disposal of discontinued businesses
          (net of tax benefit) ......................................           --          --           (73)      (0.4)
                                                                       -----------------------    ---------------------
    Net income ......................................................  $       657         3.9   $       379        2.0
                                                                       =======================   ======================
Diluted earnings per share:
    Income from continuing operations, excluding gains on
          sales of facilities, impairment of long-lived assets and
          restructuring of operations and investigation related costs  $      1.30               $      0.91
    Gains on sales of facilities ....................................         0.28                      0.56
    Impairment of long-lived assets .................................        (0.33)                    (0.54)
    Restructuring of operations and investigation related costs .....        (0.14)                    (0.11)
    Discontinued operations:
          Loss from operations of discontinued businesses ...........           --                     (0.12)
          Loss on disposal of discontinued businesses ...............           --                     (0.11)
                                                                       -----------------------    ---------------------
     Net income .....................................................  $      1.11               $      0.59
                                                                       =======================   ======================
Shares used in computing diluted earnings per share (000) ...........      591,029                    646,649





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                       COLUMBIA/HCA HEALTHCARE CORPORATION
                         CONSOLIDATED INCOME STATEMENTS
                                 FOURTH QUARTER
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                                1999                       1998
                                                                       ----------------------       --------------------
                                                                        AMOUNT          RATIO       Amount        Ratio
                                                                        ------          -----       ------        -----
Revenues ............................................................  $   3,942        100.0%      $ 4,420        100.0%
Salaries and benefits ...............................................      1,630         41.3         1,900         43.0
Supplies ............................................................        651         16.5           706         16.0
Other operating expenses ............................................        745         18.9           956         21.6
Provision for doubtful accounts .....................................        284          7.2           390          8.8
Equity in earnings of affiliates ....................................        (17)        (0.4)          (21)        (0.5)
                                                                       ----------------------       --------------------
                                                                           3,293         83.5         3,931         88.9
                                                                       ----------------------       --------------------
    EBITDA ..........................................................        649         16.5           489         11.1

Depreciation and amortization .......................................        258          6.6           315          7.2
Interest expense ....................................................        120          3.0           121          2.7
Gains on sales of facilities ........................................        (40)        (1.0)         (207)        (4.7)
Impairment of long-lived assets .....................................         60          1.5           208          4.7
Restructuring of operations and investigation related costs .........         32          0.8            21          0.5
                                                                       ----------------------       --------------------
Income from continuing operations before minority interests
    and income taxes ................................................        219          5.6            31          0.7


Minority interests in earnings of consolidated entities .............         16          0.5            16          0.4
                                                                       ----------------------       --------------------
Income from continuing operations before income taxes ...............        203          5.1            15          0.3

Provision for income taxes ..........................................        112          2.8            38          0.9
                                                                       ----------------------       --------------------
Income (loss) from continuing operations ............................         91          2.3           (23)        (0.6)

Loss from operations of discontinued businesses
    (net of tax benefit) ............................................         --           --           (19)        (0.4)
    Net income (loss) ...............................................  $      91          2.3       $   (42)        (1.0)
                                                                       ======================       ====================
Diluted earnings (loss) per share:
    Income from continuing operations, excluding gains on
          sales of facilities, impairment of long-lived assets and
          restructuring of operations and investigation related costs  $    0.28                     $ 0.04
    Gains on sales of facilities ....................................       0.02                       0.19

    Impairment of long-lived assets .................................      (0.11)                     (0.23)

    Restructuring of operations and investigation related costs .....      (0.03)                     (0.04)
    Loss from operations of discontinued businesses .................                                 (0.02)
                                                                       ----------------------       --------------------
     Net income (loss) ..............................................   $   0.16                    $ (0.06)
                                                                       ======================       ====================
Shares used in computing diluted earnings per share (000) ...........    568,589                    644,387





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                       COLUMBIA/HCA HEALTHCARE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                              (DOLLARS IN MILLIONS)

                                                          DECEMBER 31,  SEPTEMBER 30,   DECEMBER 31,
                                                             1999           1999            1998
                                                          ---------       ---------       ---------
                             ASSETS

Current assets:
     Cash and cash equivalents ......................     $     190       $     124       $     297
     Accounts receivable, net .......................         1,873           1,834           2,096
     Other ..........................................         1,534           1,557           1,470

                                                          ---------       ---------       ---------
          Total current assets ......................         3,597           3,515           3,863

Property and equipment, at cost .....................        14,084          13,955          15,644
Accumulated depreciation ............................        (5,594)         (5,650)         (6,195)
                                                          ---------       ---------       ---------
                                                              8,490           8,305           9,449
Investments of insurance subsidiary .................         1,457           1,545           1,614
Investments in and advances to affiliates ...........           654             617           1,275
Intangible assets, net of accumulated amortization ..         2,319           2,481           2,910
Other ...............................................           368             164             318
                                                          ---------       ---------       ---------
                                                          $  16,885       $  16,627       $  19,429
                                                          =========       =========       =========

              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

     Accounts payable ...............................     $     657       $     608       $     784
     Other current liabilities ......................         1,515           1,531           1,707
     Long-term debt due within one year .............         1,160           1,010           1,068
                                                          ---------       ---------       ---------
          Total current liabilities .................         3,332           3,149           3,559

Long-term debt ......................................         5,284           5,522           5,685
Professional liability risks, deferred taxes and
     other liabilities ..............................         1,889           1,679           1,839
Minority interests in equity of consolidated entities           763             768             765
Stockholders' equity ................................         5,617           5,509           7,581
                                                          ---------       ---------       ---------
                                                          $  16,885       $  16,627       $  19,429
                                                          =========       =========       =========
Current ratio .......................................          1.08            1.12            1.09
Ratio of debt to debt plus common and minority equity          50.2%           51.0%           44.7%
Shares outstanding (thousands) ......................       564,273         563,282         642,578




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                       COLUMBIA/HCA HEALTHCARE CORPORATION
                              OPERATING STATISTICS

                                                                                 FOR THE TWELVE MONTHS
                                                    FOURTH QUARTER                 ENDED DECEMBER 31,
                                             --------------------------      ----------------------------
                                                1999            1998             1999             1998
                                             ----------      ----------      -----------      -----------
CONSOLIDATED HOSPITALS:

      Number of Hospitals ..............            195             281              195              281
      Weighted Average Licensed Beds ...         42,850          55,594           46,291           59,104
      Licensed Beds at End of Period ...         42,484          53,693           42,484           53,693

      Admissions .......................        381,700         448,500        1,625,400        1,891,800
           Same Facility % Change ......            3.9%                             2.7%
      Equivalent Admissions ............        567,000         680,400        2,425,100        2,875,600
           Same Facility % Change                   3.1%                             2.5%
      Revenue per Equivalent Admission .     $    6,953      $    6,497      $     6,869      $     6,496
           Same Facility % Change ......            4.0%                             2.7%

      Patient Days .....................      1,875,400       2,201,800        8,030,800        9,387,300
      Equivalent Patient Days ..........      2,785,900       3,339,400       11,982,000       14,268,600

      Emergency Room Visits ............      1,114,800       1,310,900        4,765,900        5,539,000

      Outpatient Revenues as a
          Percentage of Patient Revenues           38.5%           40.2%            38.8%            38.9%

      Surgery Cases ....................        324,100         396,900        1,372,600        1,695,200

      Average Length of Stay ...........            4.9             4.9              4.9              5.0

      Occupancy ........................           47.6%           43.0%            47.5%            43.5%
      Equivalent Occupancy .............           70.7%           65.2%            70.9%            66.1%


NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (EQUITY
JOINT VENTURES) HOSPITALS:

      Consolidated .....................            195             281              195              281
      Non-Consolidated (Equity
          Joint Ventures) ..............             12              24               12               24
                                             ----------      ----------      -----------      -----------
      Total Number of Hospitals ........            207             305              207              305
                                             ==========      ==========      ===========      ===========



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